U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of NOVEMBER 2001

                                MFC BANCORP LTD.
             (Exact Name of Registrant as specified in its charter)

                        17 DAME STREET, DUBLIN 2, IRELAND
                                (35 31) 679 1688
        (Address and telephone number of Registrant's executive office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                       [X] Form 20-F               [ ] Form 40-F
                        -                           -

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                           Yes                    No   X
                               -----                 -----

(If  "Yes"  is marked, indicate below the file number assigned to the Registrant
in  connection  with  Rule  12g3-2(b):  82-                 ).
                                           ----------------

                                      [LOGO]


                                MFC BANCORP LTD.


                            2001 THIRD QUARTER REPORT
                                 TO SHAREHOLDERS


                               SEPTEMBER 30, 2001


                           FORWARD-LOOKING STATEMENTS

The statements in this report that are not based on historical facts are called "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this report and can be identified by words such as "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words. Also look for discussions of strategy that involve risks and uncertainties. Forward-looking statements include statements regarding the outlook for our future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions include:

   * general economic and business conditions, including changes in interest rates;
   *   prices  and  other  economic  conditions;
   *   natural  phenomena;
   * actions by government authorities, including changes in government regulation;
   *   uncertainties  associated  with  legal  proceedings;
   *   technological  development;
   *   future  decisions  by  management  in  response  to changing  conditions;
   *   our  ability  to  execute  prospective  business  plans;  and
   *   misjudgments  in  the  course  of  preparing forward-looking  statements.

We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf.

                                MFC BANCORP LTD.

                            2001 THIRD QUARTER REPORT

President's  Letter  to  Shareholders:

We enclose our results for the third quarter of 2001. The following table is a summary of selected financial information for MFC for the periods indicated:




                           Three Months Ended            Three Months Ended
                             September 30,                  September 30,
                        ----------------------          ----------------------
                        2001              2000          2001              2000
                        ----------------------          ----------------------
                      (U.S. Dollars in thousands         (Canadian Dollars in
                       except per share amounts)             thousands
                            Information Only            except per share amounts)

Revenue                 $ 21,202      $ 19,274          $ 33,478      $ 28,614
Net income                 4,930         8,175             7,786        12,085
Net income per share:
 Basic                      0.39          0.68              0.61          1.00
 Diluted                    0.37          0.63              0.58          0.93

                        September     December           September    December
                        30, 2001      31, 2000           30, 2001     31, 2000
                        ---------     --------           ---------    --------
                      (U.S. Dollars in thousands)        (Canadian  Dollars in
                           Information  Only                   thousands)

Cash and cash
  equivalents           $ 48,719      $ 45,677          $ 76,928      $ 68,524
Securities                61,281        53,582            96,763        80,384
Total  assets            189,207       221,346           298,760       332,063
Debt                      22,182        23,611            35,026        35,421
Shareholders' equity     159,213       142,070           251,398       213,134




MFC is a financial services company that focuses on merchant banking. We provide specialized banking and corporate finance services internationally. Our wholly-owned subsidiary, MFC Merchant Bank S.A., which is a licensed full-service Swiss bank based in Geneva, Switzerland, advises clients on corporate strategy and structure, including mergers and acquisitions and capital raising. We also commit our own capital to promising enterprises and invest and trade to capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our proprietary investing is generally not passive and we seek investments where our financial expertise and management can either add or unlock value. Our operations are primarily conducted in Europe and North America.

Our banking operations require substantially less regulatory capital than traditional North American banks as the majority of its customer deposits are placed in the European fiduciary market. Such placements are off-balance sheet items which allow us to generate fee income without tying up significant amounts of capital. This is in contrast to most North American banks, which generate revenue from the spread between the cost of funds and the credit received.

Our results for the third quarter of 2001 were adversely affected, in part, by the current global economic slowdown.

In October 2001, we entered into an agreement to acquire securities of the Hovis group of companies ("Hovis"). Hovis is an international trading and industrial company with its head office in Vienna, Austria. The transaction is subject to various conditions customary for transactions of this nature, and we currently expect the transaction to close in the fourth quarter of 2001.

We have restated our earnings per share data for the three months ended September 30, 2000 as a result of a change in the computation of diluted earnings per share under Canadian generally accepted accounting principles. See
Note 3 to our consolidated financial statements for additional information with respect to the computation of earnings per share.

We have established a foundation for our financial services business and look forward to continued growth during the remainder of 2001.

                                Respectfully  submitted,


                                /s/ M.J. Smith


                                M.J.  Smith
November  2001                  President

                                MFC BANCORP LTD.



                        CONSOLIDATED FINANCIAL STATEMENTS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001

                                   (UNAUDITED)

                                MFC BANCORP LTD.

                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)
                             (DOLLARS IN THOUSANDS)




                         SEPTEMBER 30, 2001      September 30,      December 31
                         ------------------          2001              2000
                           (U.S. DOLLARS)        -------------      -----------
                          INFORMATION ONLY             (CANADIAN DOLLARS)
ASSETS
Cash and cash
  equivalents            $ 48,719                $ 76,928           $ 68,524
Securities                 61,281                  96,763             80,384
Loans                      42,811                  67,599            119,113
Receivables                17,166                  27,106             20,321
Due from investment
  dealers                     548                     865             13,510
Property held for
  development and sale      6,048                   9,550              9,243
Excess cost of net
  assets acquired          10,353                  16,348             17,032
Prepaid and other           2,281                   3,601              3,936
                         --------                --------           --------
                         $189,207                $298,760           $332,063
                         ========                ========           ========

LIABILITIES AND
  SHAREHOLDERS' EQUITY
Liabilities
 Deposits                $    576                $    910           $ 63,572
 Accounts payable and
   accrued expenses         5,055                   7,982             16,155
 Debt                      22,182                  35,026             35,421
                         --------                --------           --------
                           27,813                  43,918            115,148

Minority  interests         2,181                   3,444              3,781

Shareholders'  equity
 Common  stock             45,316                  71,554             65,138
 Cumulative translation
   adjustment               3,587                   5,665               (771)
 Retained  earnings       110,310                 174,179            148,767
                         --------                --------           --------
                          159,213                 251,398            213,134
                         --------                --------           --------
                         $189,207                $298,760           $332,063
                         ========                ========           ========




The accompanying notes are an integral part of these financial statements.

                                MFC BANCORP LTD.

           CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000
                                   (UNAUDITED)
                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)




                          September 30,            September 30,
                               2001             ------------------
                          -------------         2001          2000
                          (U.S. DOLLARS)        ----          ----
                         INFORMATION ONLY       (CANADIAN DOLLARS)

Financial services
  revenue                 $ 78,764              $124,368      $ 98,484

Expenses
 Financial  services        53,884                85,083        54,458
 General  and
   administrative            7,497                11,838        13,537
 Interest                    1,403                 2,216         3,298
                          --------              --------      --------
                            62,784                99,137        71,293
                          --------              --------      --------

Income  before
  income  taxes             15,980                25,231        27,191
Income  taxes                  (80)                 (127)         (132)
                          --------              --------      --------
                            15,900                25,104        27,059

Minority  interests            195                   308          (662)
                          --------              --------       -------

Net  income               $ 16,095                25,412        26,397
                          ========

Retained  earnings,
  beginning  of  period                          148,767       109,604
                                                --------      --------
Retained  earnings,
  end  of  period                               $174,179      $136,001
                                                ========      ========

Earnings per share
 Basic                    $   1.29              $   2.04      $   2.19
                          ========              ========      ========
 Diluted                  $   1.22              $   1.92      $   2.05
                          ========              ========      ========

Weighted  average
  number  of  shares
  outstanding
  (in  thousands)
 Basic                      12,454                12,454        12,048
                          ========              ========      ========
 Diluted                    13,838                13,838        13,439
                          ========              ========      ========




The accompanying notes are an integral part of these financial statements.

                                MFC BANCORP LTD.

           CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
             FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000
                                   (UNAUDITED)
                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)




                          September 30,          September 30,
                              2001             ----------------
                          -------------        2001        2000
                          (U.S. DOLLARS)       ----        ----
                         INFORMATION ONLY     (CANADIAN DOLLARS)

Financial services
  revenue                     $ 21,202         $ 33,478    $ 28,614

Expenses
 Financial  services            13,344           21,070      11,843
 General  and
   administrative                2,609            4,119       3,826
 Interest                          487              769         840
                              --------         --------    --------
                                16,440           25,958      16,509
                              --------         --------    --------

Income  before
  income  taxes                  4,762            7,520      12,105
(Provision  for)  income
  tax  recovery                    149              236         (61)
                              --------         --------    --------
                                 4,911            7,756      12,044

Minority  interests                 19               30          41
                              --------         --------    --------

Net  income                   $  4,930            7,786      12,085
                              ========

Retained  earnings,
  beginning  of  period                         166,393     123,916
                                               --------    --------
Retained  earnings,  end
  of  period                                   $174,179    $136,001
                                               ========    ========

Earnings per share
 Basic                        $   0.39         $   0.61    $   1.00
                              ========         ========    ========
 Diluted                      $   0.37         $   0.58    $   0.93
                              ========         ========    ========

Weighted  average
  number  of  shares
  outstanding
  (in  thousands)
 Basic                          12,706           12,706      12,056
                              ========         ========    ========
 Diluted                        14,068           14,068      13,367
                              ========         ========    ========




The accompanying notes are an integral part of these financial statements.

                                MFC BANCORP LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000
                                   (UNAUDITED)
                             (DOLLARS IN THOUSANDS)





                                                        SEPTEMBER 30,
                                                    --------------------
                                                    2001            2000
                                                    ----            ----
Inflow (outflow) of cash and cash
  equivalents related
  to the following activities:
Operating
   Net income                                       $25,412         $26,397
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Items not affecting cash
         Depreciation and amortization                1,335           1,222

   Changes  in  current
     assets  and  liabilities
     Securities                                      (7,041)          6,275
     Receivables                                     (3,444)         (8,384)
     Due  from  investment  dealers                  12,401           3,676
     Properties  held  for  development
       and  sale                                       (231)          2,362
     Accounts  payable  and  accrued  expenses         (418)         (6,090)
     Other                                           (1,418)         (3,341)
                                                    -------         -------
                                                     26,596          22,117
Financing
   Net  (decrease)  increase  in  deposits          (60,636)         14,489
   Borrowings,  less  debt  repayments               (1,878)          3,272
   Issuance  of  shares,  net  of  repurchases        6,418            (545)
   Other                                                  -             (36)
                                                    -------         -------
                                                    (56,096)         17,180
Investing
   Net  decrease  (increase)  in  loans              36,139         (21,578)
   Sale  and  purchases  of subsidiaries,
     net of cash acquired/disposed                        -           1,179
   Other                                               (481)           (685)
                                                    -------         -------
                                                     35,658         (21,084)

Exchange  rate  effect  on  cash
  and  cash  equivalents                              2,246            (745)
                                                    -------         -------
Increase  in  cash  and  cash  equivalents            8,404          17,468
Cash  and  cash  equivalents:
   Beginning  of  period                             68,524          49,567
                                                    -------         -------
   End  of  period                                  $76,928         $67,035
                                                    =======         =======




The accompanying notes are an integral part of these financial statements.

                                MFC BANCORP LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000
                                   (UNAUDITED)
                             (DOLLARS IN THOUSANDS)



                                              SEPTEMBER 30,
                                           -------------------
                                           2001           2000
                                           ----           ----
Inflow (outflow) of cash and
  cash equivalents related
  to the following activities:
Operating
   Net income                              $ 7,786        $12,085
   Adjustments to reconcile net
     income to net cash
     provided by operating activities:
       Items not affecting cash
         Depreciation and amortization         485            382

   Changes  in  current
     assets  and  liabilities
     Securities                             (3,203)         4,725
     Receivables                            (3,021)        (1,743)
     Due  from  investment  dealers           (627)         1,928
     Properties  held  for  development
       and  sale                               (51)            (1)
     Accounts  payable  and
       accrued  expenses                    (9,840)            10
     Other                                  (1,984)           (20)
                                           -------        -------
                                           (10,455)        17,366
Financing
   Net  (decrease)  increase
     in  deposits                             (477)        12,639
   Borrowings, less debt repayments          4,770           (971)
   Issuance of shares, net of repurchases      111           (644)
   Other                                        19              -
                                           -------        -------
                                             4,423         11,024
Investing
   Net decrease (increase) in loans          4,131        (10,508)
   Sale and purchases of subsidiaries,
     net of cash acquired/disposed               -            (37)
   Other                                      (230)          (525)
                                           -------        -------
                                             3,901        (11,070)

Exchange rate effect on cash and
  cash equivalents                           6,097         (1,282)
                                           -------        -------
Increase in cash and cash  equivalents       3,966         16,038
Cash  and  cash  equivalents:
   Beginning  of  period                    72,962         50,997
                                           -------        -------
   End  of  period                         $76,928        $67,035
                                           =======        =======




The  accompanying  notes  are  an  integral  part of these financial statements.

                                MFC BANCORP LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2001
                                   (UNAUDITED)

NOTE  1.  BASIS  OF  PRESENTATION

The consolidated financial statements contained herein include the accounts of MFC Bancorp Ltd. and its subsidiaries (the "Company").

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the most recent annual financial statements, except for the computation of earnings per share (see Note 3 below). Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report on Form 20-F. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

NOTE  2.  NATURE  OF  BUSINESS

The Company is in the financial services business and its principal activities focus on merchant banking.

NOTE  3.  EARNINGS  PER  SHARE

The Company adopts the Canadian Institute of Chartered Accountants' Accounting Handbook Section 3500, "Earnings Per Share", which is applied for fiscal years beginning on or after January 1, 2001. All prior earnings per share information presented is restated to conform with Accounting Handbook Section 3500.

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if-converted" method. The dilutive effect of outstanding call options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

Accordingly, as a result of the adoption of Accounting Handbook Section 3500, effective January 1, 2001 the computation of earnings per share under Canadian generally accepted accounting principles conforms in all material respects with the computation under U.S. generally accepted accounting principles.

Prior to the adoption of Accounting Handbook Section 3500, the computation of fully diluted earnings per share considered the dilutive effect of outstanding call options and warrants and convertible securities as if they were either exercised or converted at the time of issuance.

NOTE  4.  REPORTING  CURRENCY

The Company reports its results in Canadian dollars. Certain amounts herein have also been reported in U.S. dollars for reference purposes. Amounts reported in U.S. dollars have been translated from Canadian dollars at a rate of U.S. $1.00 = Canadian $1.5790 as at September 30, 2001, being the period-end exchange rate as required by Regulation S-X (the accounting regulation of the U.S. Securities and Exchange Commission).

NOTE  5.  SUBSEQUENT  EVENTS

In October 2001, the Company entered into an agreement to acquire securities of the Hovis group of companies ("Hovis"). Hovis is an international trading and industrial company with its head office in Vienna, Austria. The transaction is subject to various conditions customary for transactions of this nature, and the Company currently expects the transaction to close in the fourth quarter of 2001.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

IN  THIS  DOCUMENT,  PLEASE  NOTE  THE  FOLLOWING:

   * REFERENCES TO "WE", "OUR", "US" OR "MFC" MEAN MFC BANCORP LTD. AND ITS SUBSIDIARIES UNLESS THE CONTEXT OF THE SENTENCE CLEARLY SUGGESTS OTHERWISE;
   * ALL REFERENCES TO MONETARY AMOUNTS ARE IN CANADIAN DOLLARS UNLESS OTHERWISE INDICATED; AND
   * SELECTED FINANCIAL INFORMATION HAS BEEN PROVIDED IN U.S. DOLLARS FOR INFORMATIONAL PURPOSES USING AN EXCHANGE RATE OF ONE CANADIAN DOLLAR BEING EQUAL TO U.S.$0.6333, BEING THE FEDERAL RESERVE BANK OF NEW YORK RATE OF CONVERSION FOR CANADIAN DOLLARS TO U.S. DOLLARS AS AT SEPTEMBER 30, 2001.

The following discussion and analysis of the financial condition and results of our operations for the nine months ended September 30, 2001 should be read in conjunction with the consolidated financial statements and related notes included elsewhere herein. Certain reclassifications have been made to our prior period financial statements to conform to the current period presentation.

RESULTS  OF  OPERATIONS  -  NINE  MONTHS  ENDED  SEPTEMBER  30,  2001

In the nine months ended September 30, 2001, revenues increased to $124.4 million from $98.5 million in the comparable period of 2000, primarily due to increased merchant banking activities. Expenses increased to $99.1 million in the nine months ended September 30, 2001 from $71.3 million in the comparable period of 2000, primarily as a result of higher revenues. General and administrative expenses decreased to $11.8 million in the nine months ended
September 30, 2001 from $13.5 million in the comparable period of 2000. Interest expense decreased to $2.2 million in the nine months ended September 30, 2001 from $3.3 million in the comparable period of 2000, primarily as a result of lower indebtedness during the current period.

In the nine months ended September 30, 2001, our net earnings were $25.4 million or $1.92 per share on a diluted basis. In the nine months ended September 30, 2000, net earnings were $26.4 million or $2.05 per share on a diluted basis.

RESULTS  OF  OPERATIONS  -  THREE  MONTHS  ENDED  SEPTEMBER  30,  2001

In the three months ended September 30, 2001, revenues increased to $33.5 million from $28.6 million in the comparable period of 2000, primarily due to increased merchant banking activities. Expenses increased to $26.0 million in the three months ended September 30, 2001 from $16.5 million in the comparable period of 2000, primarily as a result of higher revenues. General and administrative expenses increased to $4.1 million in the three months ended September 30, 2001 from $3.8 million in the comparable period of 2000. Interest expense was $0.8 million in the three months ended September 30, 2001 and 2000, respectively.

In the three months ended September 30, 2001, our net earnings were $7.8 million or $0.58 per share on a diluted basis. In the three months ended September 30, 2000, net earnings were $12.1 million or $0.93 per share on a diluted basis.

LIQUIDITY  AND  CAPITAL  RESOURCES

The following table is a summary of selected financial information concerning MFC for the periods indicated:




                          U.S. DOLLARS                  CANADIAN DOLLARS
                  ----------------------------     ---------------------------
                  SEPTEMBER 30,   DECEMBER 31,     SEPTEMBER 30,   DECEMBER 31,
                     2001             2000             2001            2000
                  -------------   ------------     -------------   ------------
                         (IN THOUSANDS)                    (IN THOUSANDS)
                        INFORMATION ONLY
Cash and cash
  equivalents     $ 48,719        $ 45,677         $ 76,928        $ 68,524
Securities          61,281          53,582           96,763          80,384
Total assets       189,207         221,346          298,760         332,063
Debt                22,182          23,611           35,026          35,421
Shareholders'
  equity           159,213         142,070          251,398         213,134




We maintain a high level of liquidity, with a substantial amount of assets held in cash and cash equivalents, liquid marketable securities and customer loans collateralized by marketable securities. The highly liquid nature of these assets provides us with flexibility in managing our business and financing. This liquidity is used by us in client related services where we act as a financial intermediary for third parties and in our own proprietary investing activities.

At September 30, 2001, our cash and cash equivalents were $76.9 million, compared to $68.5 million at December 31, 2000. At September 30, 2001, we had securities of $96.8 million, compared to $80.4 million at December 31, 2000.

OPERATING  ACTIVITIES

Operating activities provided cash of $26.6 million in the nine months ended September 30, 2001, compared to $22.1 million in the comparable period of 2000. A decrease in amounts due from investment dealers as a result of the outsourcing of our private banking facilities provided cash of $12.4 million in the nine months ended September 30, 2001, compared to $3.7 million in the comparable period of 2000. In the nine months ended September 30, 2001, an increase in receivables used cash of $3.4 million, compared to $8.4 million in the comparable period of 2000. A decrease in accounts payable and accrued expenses used cash of $0.4 million in the nine months ended September 30, 2001, compared to $6.1 million in the comparable period of 2000. A net increase in securities used cash of $7.0 million in the current period, compared to a net decrease in securities providing cash of $6.3 million in the comparable period of 2000. We expect to generate sufficient cash flow from operations to meet our working capital requirements.

INVESTING  ACTIVITIES

Investing activities in the nine months ended September 30, 2001 provided cash of $35.7 million, compared to using cash of $21.1 million in the comparable period of 2000, primarily as a result of a net decrease of approximately $36.1 million in loans during the current period.

FINANCING  ACTIVITIES

Financing  activities  used  cash  of  $56.1  million  in  the nine months ended
September 30, 2001, compared to providing cash of $17.2 million in the comparable period of 2000, primarily as a result of a net decrease of approximately $60.6 million in deposits for our customers' accounts during the current period primarily resulting from the outsourcing of our private banking operations. During the current period, net debt repayments used cash of approximately $1.9 million.

The appreciation of the Swiss franc relative to the Canadian dollar by approximately 5.4% and the appreciation of the U.S. dollar relative to the Canadian dollar by approximately 5.3% over the current nine-month period resulted in an unrealized foreign exchange translation gain of $2.2 million on cash and cash equivalents, which is included as shareholders' equity in our balance sheet and does not affect our net earnings.

We continue to explore potential acquisition opportunities as a means of expanding our business. Such opportunities may involve acquisitions which are material in size and may require the raising of additional capital.

FOREIGN  CURRENCY

Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations, in particular, those in Switzerland and the United States.

We translate foreign assets and liabilities into Canadian dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains or losses from these translations are recorded as shareholders' equity on the balance sheet and do not affect our net earnings.

As a substantial amount of our revenues are received in Swiss francs and U.S. dollars, our financial position for any given period, when reported in Canadian dollars, can be significantly affected by the exchange rate for Swiss francs and U.S. dollars prevailing during that period. In the nine months ended September 30, 2001, we reported approximately a net $6.4 million foreign exchange translation gain and, as a result, our cumulative foreign exchange translation gain at September 30, 2001 was $5.7 million, compared to a loss of $0.8 million at December 31, 2000.

Since both significant sources of revenues and expenses of our banking subsidiary are in Swiss francs, we use derivatives to manage our foreign exchange exposure with respect to Swiss francs only.

Based upon the period average exchange rate in the third quarter of 2001, the Canadian dollar decreased by approximately 5.3% in value against the Swiss franc and by approximately 4.1% in value against the U.S. dollar, compared to the third quarter of 2000.

The Company reports its results in Canadian dollars. Certain amounts herein have also been reported in U.S. dollars for reference purposes. Amounts reported in U.S. dollars have been translated from Canadian dollars at a rate of U.S.$1.00 = Canadian $1.5790 as at September 30, 2001, being the period-end exchange rate as required by Regulation S-X (the accounting regulation of the U.S. Securities and Exchange Commission).

The depreciation of the Canadian dollar by approximately 5.0% in value against the U.S. dollar from U.S.$1.00 = Canadian $1.5002 as at December 31, 2000 to U.S.$1.00 = Canadian $1.5790 as at September 30, 2001 had an adverse impact on our financial statements presented in U.S. dollars for informational purposes. As at November 27, 2001, the exchange rate was U.S.$1.00 = Canadian $1.5948.

CERTAIN  FACTORS

Our results of operations may be materially affected by market fluctuations and economic factors. In addition, our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Our results of operations may also be materially affected by competitive factors. Competition includes firms traditionally engaged in financial services such as banks, broker-dealers and investment dealers, along with other sources such as insurance companies, mutual fund groups, on-line service providers and other companies offering financial services in Europe and globally.

DERIVATIVE  INSTRUMENTS

Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price risks. We use derivatives to provide products and services to clients and to manage our foreign exchange exposure for our own account.

INFLATION

We do not believe that inflation has had a material impact on revenues or income during the third quarter of 2001. Because our assets to a large extent are liquid in nature, they are not significantly affected by inflation. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of services provided to our clients. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant           MFC  BANCORP  LTD.
                ---------------------------

By                 /s/  Michael J. Smith
                ---------------------------
                MICHAEL J. SMITH, PRESIDENT

Date                 November 28, 2001
                ---------------------------